

June 24, 2013

<u>Via Email</u>
Steven A. Elder
Senior VP and Chief Financial Officer
Wright Express Corporation
97 Darling Ave.
South Portland, Maine 04106

     Re: WEX, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2012
             Filed March 1, 2013
             File No. 001-32426

Dear Mr. Elder:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Other Liquidity Matters, page 44</u>

1.   You disclose that undistributed earnings of certain foreign subsidiaries considered to be indefinitely reinvested amounted to $1.8 million at December 31, 2012, and $6.0 million at December 31, 2011. Your response to prior comment 5 in your letter dated December 22, 2011 indicated that you would quantify the cash position of your Australian subsidiaries. Please confirm you will disclose the amount of cash, cash equivalents, and investments held in your Australian subsidiaries in future filings. Additionally, please

consider disclosing the statutory tax rate for Australia. Finally, please tell us what consideration you have given to including a discussion of any specific risks associated with your current tax structure, including any agreements or arrangements that provide material tax benefits, if applicable, pursuant to Item 503(c) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income

2.   Tell us how your presentation of "Expenses" complies with Rule 5-03 of Regulation S-X. In particular, please explain why you do not separately present cost of revenues pursuant to Rule 5-03(2) of Regulation S-X.   Also, tell us whether salary and other personnel costs include personnel for functions such as selling, general and administrative.

Note 13. Income Taxes, page 84

3.   Disclose the amount of unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration, if practicable, or a statement that determination is not practicable pursuant to ASC 740-30-50-2(c). Additionally, please explain if the "foreign intangibles" that appear to have been recorded as deferred tax liabilities in fiscal 2012 related to foreign earnings that are deemed to be permanently reinvested or if they are attributable to acquisitions completed in fiscal 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Steven A. Elder
WEX, Inc.
June 24, 2013
Page 3

       You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

                                         Sincerely,

                                         /s/ Kathleen Collins

                                         Kathleen Collins
                                         Accounting Branch Chief